# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Meridian Holdings Inc./NV, CIK 0001437925
CUSIP: 381098409
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3651 LINDELL ROAD, SUITE D131, LAS VEGAS, Nevada (NV), 89103
Date of event which requires filing of this statement: 07/10/2026
Filed by CIK 0001672837
Persons authorized to receive notices and communications: Anthony Brian Goodman, 3651 LINDELL ROAD, SUITE D131, LAS VEGAS, Nevada (NV), 89103, 702-318-7548

## Reporting persons
- Anthony Brian Goodman (CIK 0001672837): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); member of a group; source of funds: other (OO); sole voting power 662,861; shared voting power 290,873; sole dispositive power 662,861; shared dispositive power 290,873; aggregate amount beneficially owned 943,734 (7.45% of the class)
  Comment: (13) Based solely for the purposes of such calculation on a total of 12,669,479 shares of common stock outstanding as of July 29, 2026, as confirmed by the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on July 29, 2026.
- Luxor Capital, LLC (CIK 0001852146): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 290,870; sole dispositive power 0; shared dispositive power 290,873; aggregate amount beneficially owned 290,873 (2.22% of the class)
  Comment: (13) Based solely for the purposes of such calculation on a total of 12,669,479 shares of common stock outstanding as of July 29, 2026, as confirmed by the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on July 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Meridian Holdings Inc./NV
Address of issuer's principal executive offices: 3651 LINDELL ROAD, SUITE D131, LAS VEGAS, Nevada (NV), 89103
Comment:
Item 1 Comment:
This Amendment No. 10 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on March 19, 2021 by Anthony Brian Goodman and Luxor Capital, LLC ("Luxor"), as amended by Amendment No. 1 thereof dated October 5, 2021, Amendment No. 2 thereto dated March 21, 2022, Amendment No. 3 thereto dated October 4, 2022, Amendment No. 4 thereto dated December 9, 2022, Amendment No. 5 thereto dated February 3, 2023, Amendment No. 6 thereto dated April 12, 2024, Amendment No. 7 thereto dated November 29, 2024, Amendment No. 8 thereto dated April 1, 2025, and Amendment No. 9 thereto dated June 18, 2026 (the Schedule 13D as amended to date, the "Schedule 13D"). As used in this Amendment: "Common Stock" means the common stock of the Issuer; "Issuer" or "Company" means Meridian Holdings Inc., formerly Golden Matrix Group, Inc.; and "Reporting Persons" means Anthony Brian Goodman and Luxor Capital, LLC. Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein. The share amounts set forth in this Amendment retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150, 1-for-150, and 1-for-12, which were affected by the Company on April 7, 2016; December 15, 2016; June 26, 2020; and March 3, 2026, respectively.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Anthony Brian Goodman and Luxor Capital, LLC ("Luxor"), each a "Reporting Person" and collectively the "Reporting Persons". Anthony Brian Goodman ("Mr. Goodman") owns 100% of Luxor and serves as the Managing Member of Luxor and as such, Mr. Goodman is deemed to beneficially own the securities held by Luxor.
Residence or business address: Mr. Goodman's business address is 3651 Lindell Road, Suite D131, Las Vegas, NV 89103. Luxor' business address is 3651 Lindell Road, Suite D131, Las Vegas, NV 89103.
Present principal occupation or employment: Anthony Brian Goodman's principal business occupation is Company Director. Luxor is a Nevada limited liability company which develops and owns intellectual property.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Mr. Goodman is a citizen of Australia. Luxor is a Nevada limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented as follows: This Amendment reports the sale by the Reporting Persons in open market transactions from June 15, 2026, through August 13, 2026, of 318,402 shares of Common Stock of the Issuer as described on Schedule A.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and restated in its entirety to read as follows: The information set forth in Item 3 is hereby incorporated by reference into this Item 4. The Reporting Persons acquired the securities pursuant to the transactions described in Item 3 above. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise. Except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons have no current plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time. The Reporting Persons, however, will take such actions with respect to the Reporting Persons' investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors. The Reporting Persons acquired, and presently hold, the securities reported herein for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: The information in Item 3 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Joint Filing Agreement by and among Mr. Anthony Brian Goodman and Luxor Capital, LLC, dated March 12, 2021 - https://www.sec.gov/Archives/edgar/data/1437925/000147793221001562/gmgi_ex991.htm
2 - Form of Golden Matrix Group, Inc. RSU Award Grant Notice and RSU Award Agreement (2023 Equity Incentive Plan) (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 16, 2025, and incorporated by reference herein) -
https://www.sec.gov/Archives/edgar/data/1437925/000147793225000303/gmgi_ex101.htm
3 - Form of March 2025 Rule 10b5-1 Sales Plan - Filed as an exhibit to Amendment No. 8 to the Schedule 13D and incorporated by reference herein
4 - Schedule A - Transactions undertaken by the Reporting Persons in open market transactions from June 15, 2026, through August 13, 2026

## Signatures
- Anthony Brian Goodman: /s/ Anthony Brian Goodman, Anthony Brian Goodman (08/14/2026)
- Luxor Capital, LLC: /s/ Anthony Brian Goodman, Managing Member (08/14/2026)